EXHIBIT 23.1

March 5, 2015

El Capitan Precious Metals, Inc.

5871 Honeysuckle Road

Prescott, AZ 86305

Gentlemen:

The undersigned hereby consents to the reference to the undersigned in Amendment No.2 to the Annual Report on Form 10-K of El Capitan Precious Metals, Inc. for the year ended September 30, 2014 (the “Amended Annual Report”), including without limitation references in Item 2, to be filed with the United States Securities and Exchange Commission.

I also confirm that I have read each of the references to me in the Amended Annual Report and concur with such statements. In giving this consent, the undersigned does not admit that he is within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/ Clyde L. Smith
Clyde L. Smith, Ph.D.